UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Aramark

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03852U106

(CUSIP Number)

Paul C. Hilal

Mantle Ridge LP

712 Fifth Avenue, Suite 17F

New York, NY 10019

646-762-8540

With a copy to:

Stephen Fraidin

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03852U106

1	NAME OF REPORTING PERSON Mantle Ridge LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 12,660,895
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 12,660,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,660,895
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON PN

*

All percentage calculations set forth herein are based upon the aggregate of 261,050,255 shares of Common Stock outstanding as of July 28, 2023, as reported in Aramark’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2023.

CUSIP No. 03852U106

1	NAME OF REPORTING PERSON MR BridgeStone Advisor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 12,660,895
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 12,660,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,660,895
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON IA

*

All percentage calculations set forth herein are based upon the aggregate of 261,050,255 shares of Common Stock outstanding as of July 28, 2023, as reported in Aramark’s Form 10-Q filed with the SEC on August 8, 2023.

CUSIP No. 03852U106

1	NAME OF REPORTING PERSON Paul C. Hilal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 12,660,895
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 12,660,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,660,895
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON IN

*

All percentage calculations set forth herein are based upon the aggregate of 261,050,255 shares of Common Stock outstanding as of July 28, 2023, as reported in Aramark’s Form 10-Q filed with the SEC on August 8, 2023.

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 16, 2019, as amended and supplemented prior to the date of this Amendment (as so amended and supplemented, the “Initial 13D”), relating to their beneficial ownership in Aramark (the “Issuer”). Except to the extent set forth in this Amendment, all information disclosed in the Initial 13D remains unchanged. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended and restated to read in its entirety as follows:

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Aramark, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2400 Market Street, Philadelphia, Pennsylvania 19103.

On August 9, 2023, MR BridgeStone Offshore Fund AB Ltd., a Mantle Ridge Fund (“MR BridgeStone”), took the actions described in Item 4 below. After giving effect to the transactions contemplated thereby, (a) each Reporting Person beneficially owns an aggregate of 12,660,895 shares of Common Stock, representing approximately 4.8% of the outstanding shares of Common Stock as of July 28, 2023, and (b) the Mantle Ridge Funds have additional economic exposure to 12,921,779 notional shares underlying Cash Settled Forward Agreements, bringing their total economic exposure to 25,582,674 shares of Common Stock, representing approximately 9.8% of the outstanding shares of Common Stock as of July 28, 2023, in each case based on the disclosure set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2023.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by the addition of the following:

The consideration for the acquisition of securities pursuant to the Sale Agreement described in Item 4 below is the Physically Settled Call Options and CSF-Option Agreements exchanged for those securities as described in Item 4.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

On August 9, 2023, MR BridgeStone entered into an agreement (the Sale Agreement”) with the counterparty to its Physically Settled Call Options and CSF-Option Agreements to (a) sell all of its Physically Settled Call Options for $219,748,722 in cash and 9,955,845 shares of Common Stock, and (b) sell all of its CSF-Option Agreements for $68,404,253 in cash and Cash Settled Forward Agreements covering 12,273,508 shares of Common Stock. Concurrently, such counterparty entered into an underwriting agreement (the “Underwriting Agreement”) with the underwriters named therein, the Issuer and MR BridgeStone pursuant to which the counterparty is selling 21,262,245 shares of Common Stock.

The transactions described in this Amendment are scheduled to close on August 11, 2023.

The Sale Agreement contains customary terms and conditions for a transaction of this type, and the Underwriting Agreement contains customary terms and conditions for a public offering.

In connection with the Underwriting Agreement, (a) MR BridgeStone signed a lock-up agreement with the underwriters named therein pursuant to which it agreed, subject to certain exceptions, not to dispose of or hedge any shares of Common Stock beneficially owned as of the closing of the offering contemplated thereby or reduce its economic position in its cash-settled derivatives as of the closing of such offering until 60 days after the date of the Underwriting Agreement and (b) the General Partner of Mantle Ridge signed a lock-up agreement with such underwriters (together with the lock-up agreement referred to in clause (a) above, the “Lock-up Agreements”) pursuant to which it agreed, subject to certain exceptions, not to reduce its call-equivalent position in Common Stock, as of the closing of such offering, for 120 days from the date of the Underwriting Agreement.

Prior to entry into the Sale Agreement described above (and for the reasons described in the Amendment to this Schedule 13D filed on August 1, 2023), Mr. Hilal relinquished his seat on the Issuer’s Board and the Mantle Ridge Funds waived their right to appoint a Successor Director (as defined in the previously filed Stewardship Framework Agreement).

The foregoing descriptions of the Sale Agreement, the Underwriting Agreement and the Lock-up Agreements are not intended to be complete and are qualified in their entirety by the complete text of the those agreements, which are incorporated herein by reference to Exhibits 99.8, 99.9 and 99.10 filed herewith.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and supplemented by the addition of the following:

(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

(c) The transactions contemplated by the agreements described in Item 4 above are the only transactions in shares of Common Stock effected in the 60 days prior to the date of this Amendment.

(e) After giving effect to the transactions contemplated by the agreements described in Item 4 above, the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer’s outstanding Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

Information about the Sale Agreement, Underwriting Agreement and Lock-up Agreements set forth in Item 4 above is incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following exhibits in appropriate numerical order.

99.8	Sale Agreement

99.9	Underwriting Agreement

99.10	Lock-up Agreements

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2023	MR BRIDGESTONE ADVISOR LLC

	By:	Mantle Ridge LP, its sole member
	By:	Mantle Ridge GP LLC, its general partner
	By:	PCH MR Advisor Holdings LLC, its managing member

	By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

MANTLE RIDGE LP

	By:	Mantle Ridge GP LLC, its general partner
	By:	PCH MR Advisor Holdings LLC, its managing member

	By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

/s/ Paul C. Hilal
Paul C. Hilal

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.8	Sale Agreement

Exhibit 99.9	Underwriting Agreement

Exhibit 99.10	Lock-up Agreements